575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax......

JONATHAN D. WEINER jonathan.weiner@kattenlaw.com 212.940.6349 direct 212.894.5609 fax

March 23, 2010

VIA EDGAR

Securities and Exchange Commission

Washington, D.C.  20549

Re:

Ameritrans Capital Corporation

Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of our client, Ameritrans Capital Corporation (the “Company”), we are filing with this correspondence the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) with respect to the annual meeting of stockholders of the Company.

Please contact Peter Shea at (212) 940-6447 or, in his absence, Elliot Press at (212) 940-6348 if you have any questions with respect to the foregoing.

Very truly yours,

Jonathan Weiner